SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **February 13, 2002**

Commission File Number	Exact Name of Registrant as Specified in its Charter	State of Incorporation	IRS Employer Identification Number	Registrant's Telephone Number
1-31237	**Touch America Holdings, Inc.**	**Delaware**	**81-0540231**	**(406) 497-5100**
1-4566	**The Montana Power Company**	**Montana**	**81-0170530**	**N/A**

130 N. Main, Butte, Montana
(Address of principal executive offices
of Touch America Holdings, Inc.)

59701-9332
(Zip Code)

Exhibit Index is found on page 11.

ITEM 5. Other Events.

Closing of Restructuring and Sale of Utility Business

Restructuring Plan/The Montana Power, L.L.C. Utility Business Sale

On March 28, 2000, The Montana Power Company's (MPC) Board of Directors announced that they would begin the process of divesting their multiple energy businesses, separating them from Touch America, MPC's subsidiary operating its telecommunications business. The decision to divest the energy businesses was based on a belief that the divestiture would allow a focus on Touch America's growing telecommunications business, while enabling the energy companies to continue under new ownership. MPC's Board of Directors concluded that MPC's structure, which had been created to be responsive to the demands of a regulated utility business, could not continue to meet the demands and ensure the success of MPC's different energy and telecommunications businesses.

Consequently, MPC implemented a restructuring plan to transform from an energy-related business to Touch America Holdings, Inc. (Touch America Holdings), a telecommunications business with a corporate structure more appropriate to a national telecommunications holding company, whose principal subsidiary would be Touch America Inc. (Touch America). The restructuring plan called for MPC to merge into The Montana Power, L.L.C. (MPLLC), a Montana limited liability company and wholly owned subsidiary of Touch America Holdings. MPLLC would hold MPC's electric (including Colstrip Unit 4) and natural gas utility business, along with other assets, liabilities, commitments, and contingencies.

On September 29, 2000, MPC entered into a Unit Purchase Agreement with NorthWestern Corporation (NorthWestern), a South Dakota-based energy company, providing for the purchase of MPLLC by NorthWestern. The consideration for MPLLC was approximately $1,090,000,000, including cash of $602,000,000 and NorthWestern's assumption of up to $488,000,000 of debt.

At a special meeting of MPC's shareholders held on September 21, 2001, shareholders representing more than two-thirds of MPC's outstanding common stock approved the following proposals:

- The agreement and plan of merger among MPC, Touch America Holdings and MPLLC, dated as of February 20, 2001 (Merger Agreement) resulting in Touch America Holdings becoming the publicly traded company, instead of MPC.

- The sale of substantially all of the assets of MPC relating to its utility business to NorthWestern.

- The redemption of MPC's outstanding Preferred Stock, $4.20 Series, and Preferred Stock, $6.00 Series.

On December 28, 2001, MPC, NorthWestern, the Montana Consumer Council, and the Montana Large Consumer Council filed a settlement agreement with The Montana Public Service Commission (PSC) resolving issues related to the sale of MPC's utility business. On January 29, 2002, the PSC approved the ownership of the utility operations by NorthWestern as a fit, willing, and able provider of adequate service and facilities at just and reasonable rates. This was the last remaining regulatory approval required for the sale of the utility business to NorthWestern. MPC received regulatory approval from the Federal Energy Regulatory Commission (FERC) in February 2001.

Effective February 13, 2002, MPC restructured into a holding company structure to facilitate the sale of its utility business. As stated above, under this restructuring, MPC merged into MPLLC, which then transferred its telecommunications subsidiaries to Touch America Holdings, leaving MPLLC as a subsidiary of Touch America Holdings which held MPC's former utility operations. On February 15, 2002, the sale of MPLLC to NorthWestern (and thus, the divestiture of MPC's utility operations) was completed, leaving Touch America Holdings as a stand-alone telecommunications holding company. Under the Merger Agreement, each outstanding share of MPC common stock was exchanged automatically by operation of law on a share-for-share basis for Touch America Holdings common stock. Each share of MPC common stock was cancelled upon the exchange. In addition, each share of MPC Preferred Stock, $6.875 Series, was exchanged on a share-for-share basis for Touch America Holdings Preferred Stock, $6.875 Series.

The Touch America Holdings common stock issued to MPC shareholders pursuant to the Merger Agreement was registered under the Securities Act of 1933 pursuant to Touch America Holdings' Registration Statement on Form S-4, filed with the Securities and Exchange Commission (SEC) (File No. 333-65058) and declared effective on July 13, 2001. See the Proxy Statement and Prospectus of MPC and Touch America Holdings included in the Registration Statement for additional information.

Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Touch America Holdings' shares are deemed to be registered under Section 12(b) of the Exchange Act. The shares have been approved for listing by the New York Stock Exchange.

As of February 13, 2002, shares of MPC common stock were no longer listed on the New York Stock Exchange. In addition, MPC intends to file a Form 15 with the SEC to terminate registration under the Exchange Act of shares of its common stock.

Touch America's Senior Secured Credit Facility

On February 15, 2002, Touch America Holdings utilized a portion of the proceeds from the sale of MPLLC to repay the entire $254,000,000 outstanding under Touch America's 5-year Senior Secured Credit Facility (Credit Facility) which was then cancelled. As previously reported, based on financial performance for the twelve-month period ending September 30, 2001, Touch America was not in compliance with certain financial covenants under the Credit Facility. On November 14, 2001, Touch America received a 30-day waiver of the requirement to comply with the financial covenants from the lending banks under the Credit Facility. On December 14, 2001, Touch America received an additional waiver through February 15, 2002. Touch America's obligations under the Credit Facility terminated with the repayment of the Credit Facility on February 15, 2002, in connection with the completion of the restructuring and the sale of MPLLC to NorthWestern.

Financial Results for the Quarter and Year Ended December 31, 2001

For comparative purposes, the following table shows the breakdown of
consolidated basic net income (loss) per share for the periods indicated:

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
Continuing Operations	$ (0.13)	$ 0.05	$ (0.23)	$ 0.18
Discontinued Operations	0.04	0.90	0.34	1.68
Consolidated	$ (0.09)	$ 0.95	$ 0.11	$ 1.86

FOURTH QUARTER 2001 COMPARED WITH FOURTH QUARTER 2000

Earnings per Share - Basic

Touch America Holdings, as successor to MPC, reported a consolidated basic
net loss of $0.09 per share in the fourth quarter 2001 as compared with
fourth quarter 2000 consolidated basic net income of $0.95 per share.

Earnings from continuing operations for the fourth quarter 2001 decreased
$0.18 per share, from $0.05 per share to ($0.13) per share. This decrease
was primarily due to reduced earnings in telecommunications operations,
including losses from unconsolidated telecommunications investments.

During the fourth quarter 2001, MPC implemented discontinued operations
accounting for the utility business (including Colstrip Unit 4) and
Continental Energy Services, Inc. (Continental Energy). MPC previously
reported the former coal and oil and natural gas operations as discontinued
operations. The net income from these discontinued operations for the fourth
quarter 2001 was $0.04 per share, a decrease of $0.86 per share compared with
fourth quarter 2000 earnings of $0.90 per share. The decrease is primarily
due to the gain on the sale of MPC's oil and natural gas operation, which was
recorded in the fourth quarter 2000. The loss of earnings from the sales of
Continental Energy and MPC's coal operations, and reduced earnings from the
utility business, also contributed to the decrease.

CONTINUING OPERATIONS – TELECOMMUNICATIONS/EXHIBIT 99a

Income from continuing operations decreased approximately $18,700,000
compared with the fourth quarter 2000.

   Revenues: Telecommunications revenues decreased approximately
$28,500,000, or 19 percent, from $146,500,000 in fourth quarter 2000 to
approximately $118,000,000 for the same period in 2001, primarily because of
a decrease in voice sales across all customer segments of approximately
$38,000,000. This decrease was partially offset by a $10,000,000 increase in
wholesale and commercial data services sales. Retail sales and other
revenues also decreased as a result of lower market prices and customers
moving to other competitors.

- Network services revenues, which include wholesale and dedicated business
  line revenues, decreased approximately $24,400,000, from $109,600,000 to
  $85,200,000;

- Retail sales revenues, which include commercial and consumer long-distance revenues, decreased approximately $1,900,000, from $31,700,000 to $29,800,000; and

- Other revenues, which include equipment sales, engineering, and construction services, decreased approximately $2,200,000, from $5,200,000 to $3,000,000.

Expenses: Telecommunications expenses for the fourth quarter decreased approximately $3,200,000. Operations and maintenance (O&M) decreased approximately $5,800,000. This decrease was due primarily to a reduction in costs to access other telecommunications companies' networks. Selling, general and administrative (SG&A) expenses increased approximately $600,000, with increases in bad debt and advertising expenses of approximately $3,300,000, partially offset by a $2,700,000 decrease resulting from reclassified general corporate overhead expenses which were associated with, but not directly attributable to our discontinued operations in the prior year. Taxes other than income taxes decreased by approximately $1,000,000 due to the capitalization of property taxes associated with our network construction. Depreciation expense increased by approximately $3,000,000, due to additional route miles being placed in service on our fiber optic network.

Other Income: "Other (income) deductions – net" decreased approximately $8,100,000 primarily due to increased losses from other unconsolidated telecommunications investments of approximately $5,700,000 and a reduction in interest income of approximately $1,800,000. These losses are primarily associated with our investment in a wireless telephone business which owns PCS licenses in North Dakota, South Dakota, Minnesota, and Wisconsin. We are in the process of selling the assets of the business, and anticipate additional funding requirements prior to exiting this business. Interest income decreased in the fourth quarter 2001 as compared to the same period in 2000 as MPC had cash available for investing during the fourth quarter 2000 from the sale of our former oil and natural gas companies.

DISCONTINUED OPERATIONS – UTILITY OPERATIONS (INCLUDING COLSTRIP UNIT 4); CONTINENTAL ENERGY; COAL AND OIL AND NATURAL GAS OPERATIONS/EXHIBIT 99b

The utility business, Continental Energy, coal and oil and natural gas operations have been accounted for as discontinued operations. The income from discontinued operations for the quarters ended December 31, 2001 and 2000 are separately reported. Income from these discontinued operations, net of income taxes, decreased approximately $90,100,000 compared to the fourth quarter 2000, for the reasons described below.

Former Utility Operations

The sale of MPC's utility operations closed on February 15, 2002. Prior to the sale, MPC experienced a decline in earnings of approximately $19,200,000 in the fourth quarter 2001, from income of $18,100,000 in 2000 to an operating loss of $1,200,000 in 2001. A decrease in rates charged to general business natural gas customers, as a result of a sharing of proceeds from the sale of gathering and production properties previously included in the natural gas utility's rate base, was partially offset by the absence of costs related to a long-term electric power supply contract with an industrial customer.

Continental Energy

MPC closed the sale of Continental Energy on February 21, 2001. In the fourth quarter, 2001, MPC recorded an adjustment of $432,000 to income tax associated with the gain on the sale.

Former Coal Operations

MPC closed the sale of its former coal operations on April 30, 2001.

Former Oil and Natural Gas Operations

MPC closed the sale of its former oil and natural gas operations on October 31, 2000. In the fourth quarter, 2001, MPC recorded an adjustment of $5,200,000 to income tax associated with the gain on the sale.

FULL YEAR 2001 COMPARED WITH FULL YEAR 2000

Earnings per Share - Basic

Earnings for 2001 were $0.11 per share, a decrease of $1.75 per share, or approximately 94 percent, compared to year-to-date 2000 earnings of $1.86 per share.

Earnings from continuing operations decreased $0.41 per share, from $0.18 per share to a loss of $0.23 per share. The decrease is primarily due to reduced earnings from telecommunications operations, including losses and write-downs associated with unconsolidated telecommunications investments described above.

Earnings from discontinued operations - consisting of the utility business (including Colstrip Unit 4), Continental Energy, coal and oil and natural gas operations - for the twelve months ended December 31, 2001 were $0.34 per share, a decrease of $1.34 per share compared with 2000 earnings of $1.68 per share. This decrease resulted from the loss of earnings due to the sales of Continental Energy, and former coal and oil and gas operations, and reduced earnings in the utility business. These decreases were partially offset by gains on the sale of Continental Energy and MPC's coal operations.

CONTINUING OPERATIONS – TELECOMMUNICATIONS/EXHIBIT 99a

Income from continuing operations for the twelve months ended December 31, 2001 decreased approximately $42,200,000 when compared to the same period in 2000.

Revenues: Telecommunications revenues increased $226,600,000, or 70 percent, from $323,300,000 to $549,900,000. Revenues for the comparative period in 2000 reflect only six months of activity from the June 30, 2000 Qwest acquisition.

- Network services revenues, which include wholesale and dedicated business line revenues, increased approximately $172,600,000 from $219,600,000 to $392,200,000, largely due to an increased customer base;

- Retail sales revenues, which include commercial and consumer long-distance revenues, increased approximately $54,100,000, from $82,400,000 to $136,500,000; and

- Other revenues which include equipment sales, engineering, and construction services, remained relatively flat as compared to the prior year.

Expenses: Telecommunications expenses for 2001 increased approximately $266,800,000, or 93 percent. O&M expenses increased by approximately $199,100,000 primarily due to an increase in costs to access other carriers' networks in order to accommodate growth in customer traffic and provide service to our customers. SG&A expenses increased $39,000,000 primarily due to escalation of our sales and marketing efforts and the related infrastructure required for this effort. Taxes other than income taxes increased approximately $6,400,000 because of increased property taxes associated with our network expansion and payroll taxes associated with the additional workforce associated with the Qwest acquisition. Depreciation and amortization expense increased $22,300,000 primarily due to the telecommunications acquisition and continuing construction of our fiber optic network.

Other Income: "Other (income) deductions – net" decreased approximately $30,400,000 primarily because of two items. The first item was a third quarter 2001 write-down of two unconsolidated telecommunications investments of about $14,800,000. The second item was an increase in losses from unconsolidated telecommunications investments of approximately $15,500,000. As discussed above in the fourth quarter results, we anticipate additional funding requirements for one of these investments.

DISCONTINUED OPERATIONS – UTILITY (INCLUDING COLSTRIP UNIT 4); CONTINENTAL ENERGY; COAL AND OIL AND NATURAL GAS OPERATIONS/ EXHIBIT 99b

Income from discontinued operations, net of income taxes, decreased approximately $141,900,000 compared to 2000.

Former Utility Operations

The sale of MPC's utility operations closed on February 15, 2002. Income from utility operations for 2001 decreased $45,000,000, from income of $16,200,000 in 2000 to a loss in 2001 of $28,800,000. This decrease was caused by two primary factors. The first was the effects of the costs to serve and terminate a power supply contract with an industrial customer in the electric utility. The second was caused by decreased rates charged to general business customers as a result of a sharing of proceeds from the sale of gathering and production properties previously included in the natural gas utility's rate base.

Continental Energy

MPC closed the sale of Continental Energy on February 21, 2001. Income from Continental Energy decreased approximately $34,300,000 during 2001 as compared to 2000 primarily because of the February 21, 2001 sale to CES Acquisition Corp., which resulted in only two months of operations for 2001. As a result of the sale, MPC recorded an after-tax gain of approximately $31,600,000.

Former Coal Operations

Income from MPC's former coal operations decreased approximately $24,900,000 primarily because of the April 30, 2001 sale of these properties to Westmoreland Coal Company, which resulted in only four months of operations during 2001. In addition, the coal operations had a loss of approximately $2,400,000 in April 2001 primarily due to a change in cost estimates associated with postretirement health benefits. As a result of the sale, MPC recorded an after-tax gain, subject to purchase price adjustments, of approximately $31,400,000.

Former Oil and Natural Gas Operations

MPC closed the sale of its former oil and natural gas operations on October 31, 2000. The $14,400,000 decrease in the gain on sale of the former oil and natural gas operations relates to the increased sharing of sale proceeds with the utility's natural gas customers. This decrease was partially offset by a $5,200,000 adjustment to income tax associated with the gain on the sale, which was recorded in 2001.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in MPC's Annual Report on Form 10-K for the year ended December 31, 2000. Forward-looking statements are statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

ITEM 7. Financial Statements and Exhibits.

Exhibit

99a   Preliminary Consolidated Statement of Income for the Quarters Ended December 31, 2001 and 2000 and for the Twelve Months Ended December 31, 2001 and 2000.

99b   Preliminary Discontinued Operations for the Quarters Ended December 31, 2001 and 2000 and for the Twelve Months Ended December 31, 2001 and 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


TOUCH AMERICA HOLDINGS, INC.
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer


Dated: February 27, 2002

Exhibit Index

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
	(Thousands of Dollars) (except per-share amounts)			
REVENUES...	$ 118,078	$146,512	$ 549,932	$323,327
EXPENSES:				
Operations and maintenance	90,807	96,632	378,726	179,672
Selling, general, and administrative	29,942	29,303	118,585	79,557
Taxes other than income taxes	(77)	1,014	11,742	5,363
Depreciation and amortization	12,808	9,719	44,790	22,423
	133,480	136,668	553,843	287,015
INCOME (LOSS) FROM CONTINUING OPERATIONS	(15,402)	9,844	(3,911)	36,312
INTEREST EXPENSE AND OTHER INCOME:				
Interest	1,133	1,854	2,880	3,810
Other (income) deductions – net	5,792	(2,338)	26,468	(3,963)
	6,925	(484)	29,348	(153)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES............................	(22,327)	10,328	(33,259)	36,465
INCOME TAXES (BENEFIT)............................	(9,660)	4,339	(13,412)	14,134
INCOME (LOSS) FROM CONTINUING OPERATIONS...........	(12,667)	5,989	(19,847)	22,331
DISCONTINUED OPERATIONS:				
Income (loss) from discontinued operations, net of income taxes............................	(1,151)	32,512	(18,452)	115,154
Gain on sale of Continental Energy, coal, and oil and natural gas discontinued operations, net of income taxes............................	5,592	62,006	53,693	62,006
INCOME FROM DISCONTINUED OPERATIONS................	4,441	94,518	35,241	177,160
NET INCOME (LOSS).................................	(8,226)	100,507	15,394	199,491
DIVIDENDS ON PREFERRED STOCK......................	923	922	3,770	3,690
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.......	$ (9,149)	$ 99,585	$ 11,624	$ 195,801
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	103,775	105,027	103,768	105,451
BASIC EARNINGS (LOSS) PER SHARE OF COMMON STOCK....	$ (0.09)	$ 0.95	$ 0.11	$ 1.86
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	103,775	105,245	103,770	106,353
DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK..	$ (0.09)	$ 0.95	$ 0.11	$ 1.84

Exhibit 99b

PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended December 31, 2001	Quarter Ended December 31, 2000	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000
	(Thousands of Dollars)			
DISCONTINUED OPERATIONS:				
Income (loss)from discontinued utility operations (including Colstrip Unit 4), net of income taxes	(1,151)	18,089	(28,736)	16,259
Income from discontinued former coal operations, net of income taxes.........................	-	9,905	6,985	31,897
Income from Continental Energy, net of income taxes....................................	-	4,602	3,299	37,603
Income (loss) from discontinued former oil and natural gas operations, net of income taxes..	-	(84)	-	29,395
Gain on sale of discontinued former coal operations, net of income taxes.............	-	-	31,352	-
Gain/gain adjustment on sale of Continental Energy, net of income taxes.................	432	-	31,577	-
Gain/gain adjustment on sale of discontinued former oil and natural gas operations, net of income taxes.........................	5,160	62,006	(9,236)	62,006
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK..................	$ 4,441	$ 94,518	$ 35,241	$177,160